Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statement No. 333-126161 on Form S-8 of our reports dated February 27, 2008, relating to the Consolidated Financial Statements and Financial Statement Schedule of TreeHouse Foods, Inc. and subsidiaries (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 27, 2008